Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter

Ended February 29, 2012, and Declares a Special Cash Dividend

Quarterly Net Revenues increased by 31.7% Year-Over-Year

Quarterly Net Income Attributable to New Oriental decreased by 3.7% Year-Over-Year

Declaration of Special Cash Dividend of US$0.30 per ADS

Beijing, April 17, 2012 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 29, 2012, which is the third quarter of New Oriental’s fiscal year 2012.

Highlights for the Third Fiscal Quarter Ended February 29, 2012

•	Total net revenues increased by 31.7% year-over-year to US$174.5 million from US$132.5 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental decreased by 3.7% year-over-year to US$22.4 million from US$23.3 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 5.3% year-over-year to US$28.0 million from US$26.6 million in the same period of the prior fiscal year.

•	Income from operations decreased by 21.8% year-over-year to US$16.6 million from US$21.2 million in the same period of the prior fiscal year.

•	Non-GAAP income from operations, which excludes share-based compensation expenses, decreased by 9.6% year-over-year to US$22.2 million from US$24.6 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS were US$0.14 and US$0.14, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.18 and US$0.18, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 21.6% year-over-year to approximately 596,100 from approximately 490,200 in the same period of the prior fiscal year.

•

The total number of schools and learning centers increased to 608 in the quarter ended February 29, 2012, up from 527 in the previous quarter. New Oriental built a net of 81 learning centers in the quarter.

Financial and Student Enrollments Summary – Third Fiscal Quarter 2012 and First Nine Months of Fiscal Year 2012

(in thousands US$, except per ADS data, student enrollments and percentages)

	Q3 of FY2012	Q3 of FY2011	Pct. Change
Net revenues	174,469	132,518	31.7%
Net income attributable to New Oriental	22,415	23,274	-3.7%
Non-GAAP net income attributable to New Oriental(1)	28,043	26,632	5.3%
Operating income/(loss)	16,579	21,206	-21.8%
Non-GAAP operating income(1)	22,207	24,564	-9.6%
Net income per ADS attributable to New Oriental—basic(2)	0.14	0.15	-4.4%
Net income per ADS attributable to New Oriental—diluted(2)	0.14	0.15	-4.1%
Non-GAAP net income per ADS attributable to New Oriental—basic(1)(2)(3)	0.18	0.17	4.5%
Non-GAAP net income per ADS attributable to New Oriental—diluted(1)(2)(3)	0.18	0.17	4.8%
Total student enrollments in academic subjects tutoring and test preparation courses	596,100	490,200	21.6%

	YTD 9-Mo FY 2012	YTD 9-Mo FY 2011	Pct. Change
Net revenues	578,430	420,486	37.6%
Net income attributable to New Oriental	116,438	87,471	33.1%
Non-GAAP net income attributable to New Oriental (1)	133,112	99,109	34.3%
Operating income/(loss)	107,354	85,080	26.2%
Non-GAAP operating income (1)	124,028	96,718	28.2%
Net income per ADS attributable to New Oriental—basic (2)	0.75	0.57	31.9%
Net income per ADS attributable to New Oriental—diluted (2)	0.74	0.56	32.4%
Non-GAAP net income per ADS attributable to New Oriental—basic (1)(2)(3)	0.86	0.65	33.0%
Non-GAAP net income per ADS attributable to New Oriental—diluted (1)(2)(3)	0.85	0.64	33.6%
Total student enrollments in academic subjects tutoring and test preparation courses	1,875,300	1,600,500	17.2%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents one common share.
(3)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “As we expected when we reported the financial results for the second fiscal quarter in mid-January 2012, the early timing of this year’s Chinese New Year festival falling on January 23 negatively impacted this quarter’s net revenues and profits, as student enrolments decreased for the shortened first session before Chinese New Year compared to the year ago period. The net revenues grew 31.7% year-over-year to US$174.5 million and the net profit decreased 3.7% to US$22.4 million. However, we are pleased to see a strong bounce back in enrollments and cash revenue beginning in February because many students deferred their study plan and enrolled for the spring quarter classes after the Chinese New Year holiday. As a result, the enrollments of language training and test preparation courses for the full quarter increased by 21.6% to approximately 596,100 which was primarily back-end loaded signaling a strong fiscal fourth quarter ahead. In fact, our deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, as of February 29, 2012, was US$239.8 million, an increase of 59.2% as compared to the year ago period.”

Mr. Yu continued, “In order to continue to take market share and quickly reach economies of scale in our 50 city school network, and to prepare for the seasonally busy spring and summer quarters, we accelerated our learning centers expansion and the implementation of our “fill in” strategy of building small facilities at more convenient locations in existing cities. During this quarter we opened a net of 81 learning centers in about 25 existing cities. About 50% of them are less than 500 square meters (small-sized learning centers) and about 20% of them are between 500 to 1,000 square meters (medium-sized learning centers). We have now added a net of 120 learning centers and approximately 4,200 teachers and staff in the past two quarters resulting in a significant decline in our 9-month year to date Non-GAAP operating margin to 21.4% as compared to 23.0% in the year ago period. We recognize the importance of balancing growth and profitability and are committed to abate the pace of learning center and staff expansion in the quarters ahead.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “Our key growth drivers continued their strong momentum this quarter. First, our overseas test preparation programs recorded year-over-year enrollment growth of about 10% to approximately 80,500, and year-over-year gross revenue growth of over 26% to approximately US$55 million in this quarter. Second, our K-12 all-subjects after-school tutoring business recorded year-over-year enrollment growth of about 30% to over 371,500 and year-over-year gross revenue growth of approximately 48% to over US$69 million in this quarter. Third, our VIP personalized classes recorded the most rapid pace of growth, with year-over-year enrollment growth of more than 62% to over 25,500 and year-over-year cash revenue growth of over 73% to about US$53.5 million in this quarter. Finally, our Vision Overseas Study Consulting business continued to outperform, with year-over-year gross revenue growth of approximately 55% to over US$7 million in the third quarter.”

Declaration of Special Cash Dividend

New Oriental’s board of directors has declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend will be paid on September 29, 2012 to shareholders of record at the close of business on August 31, 2012. The ex-dividend date will be August 29, 2012. The aggregate amount of cash dividends to be paid is approximately US$50 million, which will be funded by surplus cash on the New Oriental’s balance sheet.

Financial Results for the Fiscal Quarter Ended February 29, 2012

For the third fiscal quarter of 2012, New Oriental reported net revenues of US$174.5 million, representing a 31.7% increase year-over-year.

Net revenues from educational programs and services for the third fiscal quarter were US$156.5 million, representing a 27.6% increase year-over-year. Growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the third quarter of fiscal year 2012 increased by 21.6% year-over-year to approximately 596,100, from approximately 490,200 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$157.9 million, a 41.8% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$152.3 million, a 41.0% increase year-over-year.

Cost of revenues for the quarter increased by 30.9% year-over-year to US$71.9 million, primarily due to increases in the number of courses being offered and the number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 52.9% year-over-year to US$28.1 million, primarily due to brand promotion expenses.

General and administrative expenses for the quarter increased by 52.3% year-over-year to US$57.9 million. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, were US$52.3 million, a 49.8% increase year-over-year, primarily due to due to increased headcount as the Company expanded its network of schools and learning centers by a net of 81 facilities in the quarter, and invested in content and new program development offerings, as well as in improving teacher training resources.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 67.6% to US$5.6 million in the third quarter of fiscal year 2012 from US$3.4 million in the same period of the prior fiscal year. The increase was primarily due to a replenishment option grant to replace an expiring option grant from 2008 to retain key senior management team members.

Income from operations for the quarter was US$16.6 million, a 21.8% decrease from US$21.2 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$22.2 million, a 9.6% decrease from US$24.6 million in the same period of the prior fiscal year.

Operating margin for the quarter was 9.5%, compared to 16.0% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes the impact of share-based compensation expenses, for the quarter was 12.7%, compared to 18.5% in the same period of the prior fiscal year.

Other income for the quarter increased by 78.5% year-over-year to US$7.1 million, primarily due to an increase in interest income resulting from higher cash deposits and higher savings interest rates.

Net income attributable to New Oriental for the quarter was US$22.4 million, representing a 3.7% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.14 and US$0.14, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$28.0 million, representing a 5.3% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.18 and US$0.18, respectively.

Capital expenditures for the quarter were US$25.2 million, which was primarily used to purchase three floors of a building in Guangzhou to be used as that school’s headquarters, costing approximately US$9.6 million, and to add a net of 81 learning centers.

As of February 29, 2012, New Oriental had cash and cash equivalents of US$408.0 million, as compared to US$379.2 million as of November 30, 2011. In addition, the Company had US$49.4 million in term deposits and US$300.4 million in short term investment as of February 29, 2012. Net operating cash flow for the third quarter of fiscal year 2012 was approximately US$66.9.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, as of February 29, 2012, was US$239.8 million, an increase of 59.2% as compared to US$150.7 million as of February 28, 2011.

Financial Results for the Nine Months Ended February 29, 2012

For the first nine months of fiscal year 2012, New Oriental reported net revenues of US$578.4 million, representing a 37.6% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2012 increased by 17.2% to approximately 1.875,300 from approximately 1,600,500 in the same period of the prior fiscal year.

Income from operations for the first nine months of fiscal year 2012 was US$107.4 million, representing a 26.2% increase year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2012 was US$124.0 million, representing a 28.2% increase year-over-year.

Operating margin for the first nine months of fiscal year 2012 was 18.6%, compared to 20.2% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the first nine months of fiscal year 2012 was 21.4%, compared to 23.0% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2012 was US$116.4 million, representing a 33.1% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2012 amounted to US$0.75 and US$0.74, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2012 was US$133.1 million, representing a 34.3% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2012 amounted to US$0.86 and US$0.85, respectively.

Outlook for Fourth Quarter of Fiscal Year 2012

New Oriental expects its total net revenues in the fourth quarter of fiscal year 2012 (March 1, 2012, to May 31, 2012) to be in the range of US$182.7 million to US$189.6 million, representing year-over-year growth in the range of 33% to 38%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 17, 2012, U.S. Eastern Time (8 PM on April 17, 2012, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
UK:	+44-20-3059-8139

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until April 25, 2012:

International:	+61-2-8235-5000
Passcode:	66186850

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2012 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:         +86-10-6260-5568

Email:     zhaosisi@xdf.cn

Mr. Martin Reidy

Beijing Brunswick Consultancy Ltd.

Tel:         +86-10-5960-8616

Email:     mreidy@brunswickgroup.com

In the U.S.:

Ms. Cindy Zheng

Brunswick Group LLC

Tel:         +1-212-333-3810

Email:     czheng@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 29	As of November 30
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	407,950	379,179
Restricted cash	2,918	2,943
Term deposits	49,364	93,374
Short term investment (note1)	300,433	232,970
Accounts receivable, net	3,287	2,886
Inventory	19,295	17,238
Deferred tax assets-Current	5,479	5,275
Prepaid expenses and other current assets	52,167	49,904

Total current assets	840,894	783,769

Property, plant and equipment, net	187,231	176,705
Land use right, net	3,539	3,515
Deferred tax assets	1,518	1,272
Long term deposit	21,329	11,272
Long term prepaid rent	2,132	2,320
Intangible assets	851	858
Goodwill	1,820	1,796
Long term investment	2,002	2,002

Total assets	1,061,316	983,509

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$ 8,297 and US$ 9,171 as of November 30, 2011 and Feburary 29, 2012, respectively)	9,330	8,458

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$ 63,703 and US$ 66,952 as of November 30, 2011 and Feburary 29, 2012, respectively)	78,198	73,760

Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$11,740 and US$ 9,309 as of November 30, 2011 and Feburary 29, 2012, respectively)	10,817	12,030

Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$ 199,692 and US$ 237,524 as of November 30, 2011 and Feburary 29, 2012, respectively)	239,836	201,770

Total current liabilities	338,182	296,018

Deferred tax liabilities	117	117

Total long-term liabilities	117	117

Total liabilities	338,299	296,135

Total shareholder’s equity	723,017	687,374
Total liabilities and shareholder’s equity	1,061,316	983,509

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	156,455	122,635
Books and others	18,014	9,883

Total net revenues	174,469	132,518

Operating costs and expenses (note 1):
Cost of revenues	71,895	54,922
Selling and marketing	28,059	18,348
General and administrative	57,936	38,042

Total operating costs and expenses	157,890	111,312

Operating income	16,579	21,206

Other income, net	7,056	3,952

Benefits (Provision) for income taxes	(1,220)	(1,884)

Net income	22,415	23,274

Less: Net income attributable to the noncontrolling interests	—	—

Net income attributable to New Oriental Education & Technology Group Inc.	22,415	23,274

Net income per share attributable to New Oriental-Basic	0.14	0.15

Net income per share attributable to New Oriental-Diluted	0.14	0.15

Net income per ADS attributable to New Oriental-Basic (note 2)	0.14	0.15

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.14	0.15

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 29
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	—	223
Selling and marketing	—	—
General and administrative	5,628	3,135

Total	5,628	3,358

Note 2: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	528,407	388,020
Books and others	50,023	32,466

Total net revenues	578,430	420,486

Operating costs and expenses (note 1):
Cost of revenues	225,785	165,934
Selling and marketing	81,119	60,247
General and administrative	164,172	109,225

Total operating costs and expenses	471,076	335,406

Operating income	107,354	85,080

Other income, net	18,610	9,860

Benefits (Provision) for income taxes	(9,526)	(7,704)

Net income	116,438	87,236

Less: Net income attributable to the noncontrolling interests	—	235

Net income attributable to New Oriental Education & Technology Group Inc.	116,438	87,471

Net income per share attributable to New Oriental-Basic	0.75	0.57

Net income per share attributable to New Oriental-Diluted	0.74	0.56

Net income per ADS attributable to New Oriental-Basic (note 2)	0.75	0.57

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.74	0.56

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 29
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	216	675
Selling and marketing	—	—
General and administrative	16,458	10,963

Total	16,674	11,638

Note 2: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	57,936	38,042
Share-based compensation expense in general and administrative expenses	5,628	3,135

Non-GAAP general and administrative expenses	52,308	34,907
Total operating costs and expenses	157,890	111,312
Share-based compensation expenses	5,628	3,358

Non-GAAP operating costs and expenses	152,262	107,954

Operating income	16,579	21,206
Share-based compensation expenses	5,628	3,358

Non-GAAP operating income	22,207	24,564

Operating margin	9.5%	16.0%
Non-GAAP operating margin	12.7%	18.5%

Net income attributable to New Oriental	22,415	23,274

Share-based compensation expense	5,628	3,358

Non-GAAP net income	28,043	26,632

Net income per ADS attributable to New Oriental- Basic (note 1)	0.14	0.15
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.14	0.15

Non-GAAP net income per ADS attributable to New Oriental—Basic (note 1)	0.18	0.17
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 1)	0.18	0.17

Weighted average shares used in calculating basic net income per ADS (note 1)	154,781,265	153,644,538
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,958,280	156,233,320

Non-GAAP Income per share—basic	0.18	0.17
Non-GAAP Income per share—diluted	0.18	0.17

Note 1: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	164,172	109,225
Share-based compensation expense in general and administrative expenses	16,458	10,963

Non-GAAP general and administrative expenses	147,714	98,262

Total operating costs and expenses	471,076	335,406
Share-based compensation expenses	16,674	11,638

Non-GAAP operating costs and expenses	454,402	323,768

Operating income	107,354	85,080
Share-based compensation expenses	16,674	11,638

Non-GAAP operating income	124,028	96,718

Operating margin	18.6%	20.2%
Non-GAAP operating margin	21.4%	23.0%

Net income attributable to New Oriental	116,438	87,471
Share-based compensation expense	16,674	11,638

Non-GAAP net income	133,112	99,109

Net income per ADS attributable to New Oriental- Basic (note 1)	0.75	0.57
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.74	0.56

Non-GAAP net income per ADS attributable to New Oriental—Basic (note 1)	0.86	0.65
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 1)	0.85	0.64

Weighted average shares used in calculating basic net income per ADS (note 1)	154,511,653	153,049,637
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,817,159	155,936,707

Note 1: Each ADS represents one common shares.